Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dorman Products, Inc.:

We consent to the use of our reports dated March 4, 2008, with respect to the consolidated balance sheets of Dorman Products, Inc. and subsidiaries as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended December 29, 2007, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 29, 2007 incorporated herein by reference. Our audit report on the consolidated financial statements refers to accounting changes as a result of the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment and Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

/s/ KPMG LLP
Philadelphia, Pennsylvania
February 6, 2009